SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 2004

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from            to

Commission file number 1-15399

A.                                                                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Packaging Corporation of America

Thrift Plan for Hourly Employees

B.                                                                                     Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Packaging Corporation of America

1900 West Field Court

Lake Forest, IL 60045

Packaging Corporation of America

Thrift Plan for Hourly Employees

Page
A. Financial Statements
Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6
B. Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11
C. Exhibit
Item 23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee

Packaging Corporation of America Thrift Plan for Hourly Employees

We have audited the accompanying Statements of Net Assets Available for Benefits of the Packaging Corporation of America Thrift Plan for Hourly Employees as of December 31, 2004 and 2003, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Chicago, Illinois

June 16, 2005

Packaging Corporation of America

Thrift Plan for Hourly Employees

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets
Interest in Master Trust	$87,604,193	$75,943,234
Participant loans	2,037,460	1,814,109
Contributions receivable:
Company	55,133	—
Participant	197,439	—
	89,894,225	77,757,343
Liabilities
Administrative expenses	36,115	18,178
Contribution refunds:
Company	—	687
Participants	10,060	2,269
	46,175	21,134
Net assets available for benefits	$89,848,050	$77,736,209

See accompanying notes.

Packaging Corporation of America

Thrift Plan for Hourly Employees

Statements of Changes in Net Assets Available for Benefits

	Year Ended Dec. 31, 2004	Year Ended Dec. 31, 2003
Additions
Contributions:
Company	$2,159,675	$1,912,967
Participants	7,577,798	6,959,074
Rollover	—	45,389
Net investment income from Master Trust	6,331,081	11,055,062
Interest income from participant loans	84,501	64,283
Total additions	16,153,055	20,036,775
Deductions
Administrative expenses	122,848	133,300
Benefit payments	3,918,366	2,861,643
Total deductions	4,041,214	2,994,943
Net increase	12,111,841	17,041,832
Net assets available for benefits at beginning of year	77,736,209	60,694,377
Net assets available for benefits at end of year	$89,848,050	$77,736,209

See accompanying notes.

Packaging Corporation of America

Thrift Plan for Hourly Employees

Notes to Financial Statements

December 31, 2004

1.                                      Description of the Plan

The following description of the Packaging Corporation of America (the Company or PCA) Thrift Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the applicable Summary Plan Description, including the special appendix sections (Special Appendix) for a more complete description of eligibility requirements, contribution limits, Company matching contributions, if any, and vesting provisions.

General

The Plan is a defined–contribution plan, established February 1, 2000, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan covers eligible hourly employees of the Company, its subsidiaries, and covered groups that have adopted the Plan.

Contributions

Eligible employees electing to participate in the Plan may make salary deferral contributions through payroll deductions based upon the deferral percentage limits specified in each covered location’s Special Appendix, with such contributions limited to $13,000 in 2004 and $12,000 in 2003 for employees under age 50 and $16,000 in 2004 and $14,000 in 2003 for employees age 50 and older.  The Company contributes on behalf of the participants a matching contribution equal to an amount detailed in each location’s Special Appendix.

The Company matching contributions are invested in the Plan’s investment funds based on the participant investment elections.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of Plan earnings/(losses) and is charged with an allocation of administrative expenses. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately 100% vested in the value of their pre-tax contributions and rollovers from other qualified plans.

The Company’s matching contribution, if any, becomes vested in accordance with the schedule detailed in each covered location’s Special Appendix.

Upon attainment of age 65, or termination of employment due to death or permanent disability, a participant will become 100% vested in the Company matching contributions. Forfeited non-vested accounts will be applied to reduce future Company matching contributions.

Investment Options

Participants may elect to invest their account balances in any of the available investment options provided by the Plan.

Participants may change their investment options on any business day.

Benefit Payments

In the event of retirement (as defined), death, permanent disability, or termination of employment, the vested balance in the participant’s account will be distributed to the participant or the participant’s beneficiary in a single lump-sum cash payment. The portion of the participant’s account invested in the PCA Common Stock Fund will be distributed in kind.

Certain participants, as specified in each covered location’s Special Appendix, who have attained age 55 may elect an in-service withdrawal from their vested Company matching contribution account. Certain participants, as specified in each location’s Special Appendix, who have attained age 59½ may elect to withdraw all or part of their entire account balances.

Certain participants, as specified in each covered location’s Special Appendix, may, subject to the approval of the Plan Administrator, make a hardship withdrawal from their salary deferral contributions. A hardship withdrawal shall only be made in the event of a financial need constituting a hardship.

Administrative Expenses

Administrative expenses are paid from Plan assets, to the extent not paid by the Company.

Participant Loans

Certain participants, as specified in each covered location’s Special Appendix, may borrow an amount up to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. Such loans bear interest at the prime rate as published by the Wall Street Journal and are secured by a participant’s account balance in the Plan. Loans must be repaid within 54 months with principal and interest payments made through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.                                      Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan’s beneficial interest in the PCA Defined Contribution Master Trust (Master Trust) represents the Plan’s share of the Master Trust’s investments stated at fair value. Securities traded on a national securities exchange are valued by the Master Trust at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued by the Master Trust at the average of the last reported bid and ask prices. The fair value of participation units owned by the Master Trust in the common collective trust and mutual funds and the fair value of the commingled fund were based on quoted redemption value on the last business day of the Plan’s fiscal year. Participant loans are stated at their unpaid principal balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date plus one day basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Contributions

Participant contributions are made through payroll deductions and recorded in the period the deductions are made. Company contributions are deposited as soon as administratively practicable after each pay period.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.                                      Master Trust

The Master Trust includes assets of the Plan and the Packaging Corporation of America Retirement Savings Plan for Salaried Employees. The Plan’s investment in the Master Trust is stated at the Plan’s equity in the assets of the Master Trust at December 31, 2004 and 2003.

The following table presents the fair value of investments for the Master Trust:

	December 31,
	2004	2003
Assets
Mutual funds	$112,249,453	$93,707,825
Common collective trust fund	67,383,899	61,675,100
Common stock	41,699,187	35,897,056
Commingled fund	16,956,251	15,108,198
Short-term investment fund	1,503,514	331,607
Total assets	$239,792,304	$206,719,786
Plan’s percentage interest in Master Trust at December 31, 2004 and 2003	36.53%	36.74%

The common stock fund included 1,293,482 shares of PCA and a short-term investment fund with a market value of $30,461,499 and $1,000,296, respectively at December 31, 2004. The common stock fund included 1,103,638 shares of PCA with a market value of $24,125,536 at December 31, 2003.

Investment income is allocated to each participating plan in the Master Trust at the end of each month. The allocation is based on each plan’s individual interest in the Master Trust.

Investment income for the Master Trust was as follows:

	Year Ended December 31, 2004	Year Ended December 31, 2003
Interest	$2,687,391	$2,740,908
Dividends	1,323,434	1,147,071
Other income	115,740	25,142
Net realized and unrealized appreciation in fair value of:
Mutual funds	9,616,198	18,857,265
Common stock	3,485,046	5,011,561
Commingled fund	1,633,320	3,116,208
Total investment income	$18,861,129	$30,898,155

4.                                      Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 9, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

5.                                      Risks and Uncertainties

The Master Trust invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Supplemental Schedule

Packaging Corporation of America

Thrift Plan for Hourly Employees

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2004

Current
Description of Issue	Value
Participant loans – Interest rates ranging from 4.00% to 9.50% *	$2,037,460

* Represents a party in interest to the plan.

SIGNATURES

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of Packaging Corporation of America has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Packaging Corporation of America
Thrift Plan for Hourly Employees
(Name of Plan)
Date: June 29, 2005

/s/ STEPHEN T. CALHOUN
Stephen T. Calhoun
Vice President-Human Resources

INDEX TO EXHIBIT

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm